Exhibit 11

PAULA FINANCIAL AND SUBSIDIARIES

Computation of Basic and Diluted Earnings Per Share

(In thousands, except per share data)

	Six Months Ended
	June 30,
	2005	2004

Net income	$934	$773

Weighted average shares outstanding for calculating basic earnings per share	6,587,050	6,441,198

Options	218,285	315,194

Total shares for calculating diluted earnings per share	6,805,335	6,756,392

Basic earnings per share	$0.14	$0.12

Diluted earnings per share	$0.14	$0.11